Otis Collection LLC
 335 Madison Ave, 16th Floor
New York, NY 10017

April 6, 2021

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Otis Collection LLC (CIK 0001795168)
Form 1-A POS (Accession No. 0001767876-21-000014)
Submitted March 31, 2021
File No. 201-11126

Ladies and Gentlemen:
Otis Collection LLC (the “Company”) hereby applies for the consent of the U.S. Securities and Exchange Commission (“Commission”) to immediately withdraw its Form 1-A POS Offering Statement (along with any and all exhibits filed therewith) filed (and dated) March 31, 2021, File No. 024-11126.
Per guidance from Commission staff, the Company understands that it is not eligible to file on Form 1-A POS as it would result in a discontinuous offering. The Company will refile on Form 1-A.
Please do not hesitate to contact the undersigned at (843) 442-7908 or keith@otiswealth.com, or our counsel, Andrew Stephenson of CrowdCheck Law LLP, at (650) 906-9984, if you have any questions regarding the Offering Statement.
Sincerely,

Otis Collection LLC
By: Otis Wealth, Inc., its managing member

By: /s/ Keith Marshall
      Keith Marshall
      General Counsel
cc:
Andrew Stephenson, Esq.

Michael Karnjanaprakorn